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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                          Union Acceptance Corporation
                          ----------------------------
                                (Name of Issuer)


                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)


                                    904832102
                                    ---------
                                 (CUSIP Number)


                                  June 9, 1998
                                  ------------
             (Date of Event which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [X]    Rule 13d-1(c)
                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO.  904832102

----------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fifth Third Bancorp
         31-0854434

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                        (b)   X

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio corporation

                                 5  SOLE VOTING POWER
                                    513,400
NUMBER OF                        --------------------------------------------
SHARES                           6  SHARED VOTING POWER
BENEFICIALLY                        0
OWNED BY                         --------------------------------------------
EACH
REPORTING                        7  SOLE DISPOSITIVE POWER
PERSON                              513,400
WITH                             --------------------------------------------
                                 8  SHARED DISPOSITIVE POWER
                                    0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         513,400

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not Applicable

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.73%

12       TYPE OF REPORTING PERSON*

         CO

 *       See Instructions


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ITEM 1 (a)        NAME OF ISSUER:

                  Union Acceptance Corporation

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  250 N. Shadeland Avenue
                  Indianapolis, IN  46219

 ITEM 2 (a) - (c)          NAMES, ADDRESSES & CITIZENSHIP OF PERSONS FILING:

                  Name and Address                          Citizenship
                  ----------------                          -----------

                  Fifth Third Bancorp                       Ohio corporation
                  38 Fountain Square Plaza
                  Cincinnati, Ohio  45263

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock

ITEM 2 (e)        CUSIP NUMBER:

                  904832102

ITEM 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

                  (a) [ ]Broker or dealer registered under section 15 of the
                         Act.

                  (b) [ ]Bank as defined in section 3 (a) (6) of the Act.

                  (c) [ ]Insurance company as defined in section 3 (a) (19) of the Act.

                  (d) [ ]Investment company registered under section 8 of the
                         Investment Company Act of 1940.

                  (e) [ ]An investment adviser in accordance with
                         section 240.13d-1(b)(1)(ii)(E).

                  (f) [ ]An employee benefit plan or endowment fund in
                         accordance with section 240.13d-1 (b) (1) (ii) (F).

                  (g) [ ]A parent holding company or control person in
                         accordance with section 240.13d-1 (b) (ii) (G).

                  (h) [ ]A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act.


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                  (i) [ ]A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

                  (j) [ ]Group, in accordance with section 240.13d-1 (b)
                         (1)(ii)(J).

ITEM 4            OWNERSHIP:

(a)               Amount beneficially owned:   513,400


(b)               Percentage of class:   11.73%


(c) Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote     513,400
                                                                        -------

                  (ii)     Shared power to vote or to direct the vote         0
                                                                        --------

                  (iii)    Sole power to dispose or to direct the
                           disposition of                               513,400
                                                                        --------
                  (iv)     Shared power to dispose or to direct
                           the disposition of                                 0
                                                                        --------
ITEM 5            OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

                  Not Applicable

ITEM 6            OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not Applicable


ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable


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ITEM 10           CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 31, 1998

                                    FIFTH THIRD BANCORP



                                    By: /S/  PAUL L. REYNOLDS
                                        ----------------------------------------
                                        Paul L. Reynolds, Counsel and Assistant
                                        Secretary





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